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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 3)*



                             METALCLAD CORPORATION
--------------------------------------------------------------------------------
                               (Name of Issuer)


                                 COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   591142194
        ---------------------------------------------------------------
                                (CUSIP Number)

        Herbert Lee Oakes, Jr., Oakes, Fitzwilliams & Co., Byron House,
                7-9 St James's Street, London SW1A 1EE, England
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               November 14, 1997
        ---------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 591142104                                      PAGE 2 OF 28 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      HERBERT LEE OAKES, JR.
      S.S. NUMBER: 408 709 755
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      UNITED STATES OF AMERICA
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            17,886 OF WHICH 17,886 ARE HELD BY REPORTING
                          PERSONS ON PAGES 2 THROUGH 5
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             NONE
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             1,396,022 OF WHICH 1,396,022 ARE HELD BY REPORTING
                          PERSONS ON PAGES 2 THROUGH 5
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          NONE
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,396,022 OF WHICH 1,396,022 ARE HELD BY REPORTING
      PERSONS ON PAGES 2 THROUGH 6
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      4.44%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 591142104                                      PAGE 3 OF 28 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      OAKES, FITZWILLIAMS EXECUTIVE DEATH BENEFIT &
      RETIREMENT SCHEME NO. 2
      NO S.S. OR I.R.S. IDENTIFICATION NUMBER
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      ENGLAND
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          NONE
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             NONE
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          75,000
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          NONE
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      75,000
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.24%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      EP
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 591142104                                      PAGE 4 OF 28 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      PURBROOK CORPORATION
      NO S.S. OR I.R.S. IDENTIFICATION NUMBER
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      PANAMA
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          NONE
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             NONE
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          NONE
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          NONE
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      NONE
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.00%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 591142104                                      PAGE 5 OF 28 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      OAKES, FITZWILLIAMS & CO. S.A.
      NO S.S. OR I.R.S. IDENTIFICATION NUMBER
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      PANAMA
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          NONE
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             NONE
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          1,182,136
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          NONE
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      1,182,136
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      3.76%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 591142104                                      PAGE 6 OF 28 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      OAKES, FITZWILLIAMS & CO. LIMITED
      NO S.S. OR I.R.S. IDENTIFICATION NUMBER
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      ENGLAND
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          17,886
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             NONE
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          138,886
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          NONE
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      138,886
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.44%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP NO: 591142104                                           Page 7 of 28 Pages

                             Amendment No. 3 to the
                           Statement on Schedule 13D
                             Metalclad Corporation



Item 1.   Security and Issuer


     This Statement relates to the Common Stock, par value US$0.10 per share (the "Common Stock") of Metalclad Corporation (the "Issuer") whose principal executive offices are located at 2 Corporate Plaza, Suite 125, Newport Beach, CA 92660, USA.


Item 2.   Identity and Background


     This Amendment No.3 to Statement on Schedule 13D (the "Amendment") is filed with respect to an Event on 14 November, 1997 and is filed by Herbert Lee Oakes, Jr. who pursuant to 13(d)(3) of the Securities Exchange Act of 1934, as amended, is deemed to be the ultimate beneficial owner of all of the Common Stock of the Issuer owned by all of the following persons who are a group.


(a)  Oakes, Fitzwilliams & Co. Limited
     ---------------------------------


     Oakes, Fitzwilliams & Co. Limited is incorporated under the laws of England. The principal business of Oakes, Fitzwilliams & Co. Limited is to act as investment advisor and stockbroker. The address of its principal business and its principal office is:

                                  Byron House
                                  7-9 St James's Street
                                  London SW1A 1EE
                                  England

     The names, titles, citizenship and business addresses of the directors and executive officers of Oakes, Fitzwilliams & Co. Limited are set out below:

CUSIP NO: 591142104                                           Page 8 of 28 Pages


Name & Position             Citizenship       Business Address
---------------             -----------       ----------------


Herbert Lee Oakes, Jr       United States     Byron House
Director and Secretary                        7-9 St James's Street
                                              London SW1 1EE
                                              England

Duncan Fitzwilliams         United Kingdom    Byron House
Director                                      7-9 St James's Street
                                              London SW1 1EE
                                              England

Robert Bunker               United Kingdom    Byron House
Director                                      7-9 St James's Street
                                              London SW1 1EE
                                              England

Robert Mackenzie            United Kingdom    Byron House
Director                                      7-9 St James's Street
                                              London SW1 1EE
                                              England

There are no other executive officers or directors of Oakes, Fitzwilliams & Co. Limited.

During the last five years, neither Oakes, Fitzwilliams & Co. Limited nor any of its directors or officers has been convicted in any criminal proceeding. During the last five years, neither Oakes, Fitzwilliams & Co. Limited nor any of its directors or officers has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, the result of which was or is a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP NO: 591142104                                           Page 9 of 28 Pages

(b)  Oakes, Fitzwilliams Executive Death Benefit & Retirement
     --------------------------------------------------------
     Scheme No. Two
     --------------


     Oakes, Fitzwilliams Executive Death Benefit & Retirement Scheme No. Two is a self administered pension scheme established under and governed by English law. The sole beneficiary of scheme No. Two is Herbert Lee Oakes, Jr.


     The address of Oakes, Fitzwilliams Executive Death Benefit & Retirement Scheme No. Two is


               c/o Oakes, Fitzwilliams & Co. Limited
               Byron House
               7- 9 St James's Street
               London SW1A 1EE
               England


     The names, titles, citizenship and business addresses of the trustees of Oakes, Fitzwilliams Executive Death Benefit & Retirement Scheme No. Two are set out below:


     Name                        Citizenship       Business Address
     ----                        -----------       ----------------

     Herbert Lee Oakes, Jr       United States     Byron House
                                                   7-9 St James's Street
                                                   London SW1 1EE
                                                   England

     Duncan Fitzwilliams         United Kingdom    Byron House
                                                   7-9 St James's Street
                                                   London SW1 1EE
                                                   England

     Scottish Equitable          United Kingdom    90 Long Acre
       Trustees Ltd                                London WC2E 9RA

CUSIP NO: 591142104                                          Page 10 of 28 Pages


     There are no other trustees of Oakes, Fitzwilliams Executive Death Benefit & Retirement Scheme No. Two.


     During the last five years, neither Oakes, Fitzwilliams Executive Death Benefit & Retirement Scheme No. Two nor any of its trustees has been convicted in any criminal proceeding. During the last five years, neither Oakes, Fitzwilliams Executive Death Benefit & Retirement Scheme No. Two nor any of its trustees has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, the result of which was or is a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


(c)  Purbrook Corporation
     --------------------


     Purbrook Corporation is incorporated under the laws of Panama. The principal business of Purbrook Corporation is to act as an investment company. The address of its principal business and its principal office is:


               P.O. Box 029
               Panama 5
               Republic of Panama


     The names, titles, citizenship and business addresses of the directors and executive officers of Purbook Corporation are set out below:


     Name & Position          Citizenship      Business Address
     ---------------          -----------      ----------------

     Herbert Lee Oakes, Jr    United States    Byron House
     Director                                  7-9 St James's Street
                                               London SW1 1EE
                                               England

CUSIP NO: 591142104                                          Page 11 of 28 Pages

     C. Edmonds Allen         United States    Compass Intern-
     Director                                   ational
                                               405 East 54th Street
                                               New York, NY 10022
                                               United States

     Edgar Aronson            United States    Suite 512
     Director                                  551 Fifth Avenue
                                               New York, NY 10176
                                               United States


     There are no other executive officers or directors of Purbook Corporation.


     During the last five years, neither Purbook Corporation nor any of its directors or officers has been convicted in any criminal proceeding. During the last five years, neither Purbook Corporation nor any of its directors or officers has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, the result of which was or is a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


(d)  Oakes, Fitzwilliams & Co S.A.
     -----------------------------


     Oakes, Fitzwilliams & Co S.A. is incorporated under the laws of Panama. The principal business of Oakes, Fitzwilliams & Co S.A. is investment banking and stockbroking. The address of its principal business and its principal office is:


               P.O. Box 029
               Panama 5
               Republic of Panama

CUSIP NO: 591142104                                          Page 12 of 28 Pages


     The names, titles, citizenship and business addresses of the directors and executive officers of Oakes, Fitzwilliams & Co S.A. are set out below:


     Name & Position               Citizenship       Business Address
     ---------------               -----------       ----------------

     Herbert Lee Oakes, Jr         United States     Byron House
     Director and President                          7-9 St James's Street
                                                     London SW1 1EE
                                                     England

     Herbert Lee Oakes, Sr         United States     33 Stonedge Village
     Director                                        Lookout Mountain
                                                     Tennessee 37350
                                                     United States

     Edgar Aronson                 United States     Suite 512
     Director, Secretary                             551 Fifth Avenue
     and Treasurer                                   New York, NY 10176
                                                     United States


     There are no other executive officers or directors of Oakes, Fitzwilliams & Co S.A.


     During the last five years, neither Oakes, Fitzwilliams & Co S.A. nor any of its directors or officers has been convicted in any criminal proceeding. During the last five years, neither Oakes, Fitzwilliams & Co S.A. nor any of its directors or officers has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, the result of which was or is a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP NO: 591142104                                          Page 13 of 28 Pages


(e)  Herbert Lee Oakes, Jr.
     ----------------------


     Herbert Lee Oakes, Jr. is a citizen of the United States of America resident in the United Kingdom of Great Britain and Northern Ireland at the following address:


               13 Gerald Road
               London SW1W 9EH
               England


     Herbert Lee Oakes, Jr. is a director of Oakes, Fitzwilliams & Co. Limited, Purbrook Corporation and Oakes, Fitzwilliams & Co. S.A.


     During the last five years, Herbert Lee Oakes, Jr. has not been convicted in any criminal proceeding. During the last five years, Herbert Lee Oakes, Jr. has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, the result of which was or is a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.  Source and Amount of Funds or Other Consideration

(a)  Oakes, Fitzwilliams & Co Limited
     --------------------------------


     During the period from April 30, 1997 to November 14, 1997, the aggregate amount of funds used by Oakes, Fitzwilliams & Co Limited to purchase securities of the Issuer was $1,195,192, and all such securities were purchased using funds from working capital and proceeds of the sale of securities of the Issuer.

CUSIP NO: 591142104                                          Page 14 of 28 Pages

(b)  Oakes, Fitzwilliams Executive Death Benefit & Retirement
     --------------------------------------------------------
     Scheme No. Two
     --------------


     During the period from April 30, 1997 to November 14, 1997, Oakes, Fitzwilliams Executive Death Benefit & Retirement Scheme No. Two did not purchase any securities of the Issuer.


(c)  Purbrook Corporation
     --------------------

     During the period from April 30, 1997 to November 14, 1997, Purbrook Corporation did not purchase any securities of the Issuer.


(d)  Oakes, Fitzwilliams & Co S.A.
     -----------------------------


     During the period from April 30, 1997 to November 14, 1997, Oakes, Fitzwilliams & Co S.A. did not purchase any securities of the Issuer.


(e)  Herbert Lee Oakes, Jr.
     ----------------------


     During the period from April 30, 1997 to November 14, 1997, Herbert Lee Oakes, Jr. did not purchase any securities of the Issuer.


Item 4.  Purpose of Transaction


(a)  Oakes, Fitzwilliams & Co Limited
     --------------------------------


     Oakes, Fitzwilliams & Co Limited acquired the securities of the Issuer in connection with its market-making activities outside the U.S. Such securities were not acquired for the purpose of, and do not have the effect of, changing the control of the Issuer and were not acquired in connection with, or as a participant in, any transaction having such purpose or effect.

CUSIP NO: 591142104                                          Page 15 of 28 Pages

(b)  Oakes, Fitzwilliams Executive Death Benefit & Retirement
     --------------------------------------------------------
     Scheme No. Two
     --------------


     Oakes, Fitzwilliams Executive Death Benefit & Retirement Scheme No. Two did not acquire any securities of the Issuer during the period from April 30, 1997 to November 14, 1997.


(c)  Purbrook Corporation
     --------------------


     Purbrook Corporation did not acquire any securities of the Issuer during the period from April 30, 1997 to November 14, 1997.


(d)  Oakes, Fitzwilliams & Co S.A.
     -----------------------------


     Oakes, Fitzwilliams & Co S.A. did not acquire any securities of the Issuer during the period from April 30, 1997 to November 14, 1997.


(e)  Herbert Lee Oakes, Jr.
     ----------------------


     Herbert Lee Oakes, Jr. did not acquire any securities of the Issuer during the period from April 30, 1997 to November 14, 1997.



Item 5.  Interest in Securities of the Issuer


     For the purposes of the disclosure in this Item 5, the following abbreviations are used in Schedule 1 attached hereto and incorporated herein:


     OFCO - Oakes, Fitzwilliams & Co. Limited

     OFSA - Oakes, Fitzwilliams & Co. S.A.

CUSIP NO: 591142104                                          Page 16 of 28 Pages


     PURB - Purbrook Corporation

     OFCP - Oakes, Fitzwilliams Executive Death Benefit & Retirement
            Scheme No. Two


     A list of the transactions in shares in common stock of the Issuer and warrants to purchase shares of common stock of the Issuer during the period from April 30, 1997 to November 14, 1997 is set out on Schedule 1 attached hereto and incorporated herein.

     Transactions on Schedule 1 numbered 14, 15, 18, 19, 64, 65, 98, 99, 100 and 101 were exercises of warrants to purchase shares of the Common Stock of the Issuer. Transactions on Schedule 1 numbered 102 and 103 were issues by the Issuer of warrants to purchase shares of the Common Stock of the Issuer. Transactions on Schedule 1 numbered 1, 3, 5, 6, 9, 11, 13, 16, 17, 20-30, 33-36, 42, 43, 48-50, 53, 54, 57, 58, 61, 66, 71-73, 78, 81, 82, 84,
     87, 88, 93, 96, 109, 110, 112, 113, 115-117 were transactions with market makers in the United States. All other transactions on Schedule 1 were private transactions outside the United States.

     A summary of the positions of each of the reporting persons is set out below.

(a)  Oakes, Fitzwilliams & Co Limited
     --------------------------------


     On April 30, 1997, Oakes, Fitzwilliams & Co Limited did not own any Common Stock of the Issuer.

     On April 30, 1997, Oakes, Fitzwilliams & Co Limited held warrants to purchase 108,500 shares (0.35%) of the Common Stock of the Issuer.

     On November 14, 1997, the aggregate number of shares of the Common Stock of the Issuer owned by Oakes, Fitzwilliams & Co Limited was 17,886 shares (0.06%) of the Common Stock of the Issuer.

     On November 14, 1997, Oakes, Fitzwilliams & Co Limited held warrants to purchase 121,000 warrants (0.38%) of the Common Stock of the Issuer.

CUSIP NO: 591142104                                          Page 17 of 28 Pages


     On November 14, 1997, Oakes, Fitzwilliams & Co Limited:

     (i) had sole power to vote and sole power to dispose of 17,886 shares (0.06%) of the Common Stock of the Issuer

     (ii) had sole power to dispose of warrants to purchase 121,000 shares (0.38%) of the Common Stock of the Issuer; and

     (iii) would have, upon exercise of the warrants in full, sole power to vote and sole power to dispose of a net 138,886 shares (0.44%) of the Common Stock of the Issuer.


(b)  Oakes, Fitzwilliams Executive Death Benefit & Retirement
     --------------------------------------------------------
     Scheme No. Two
     --------------


     On April 30, 1997, the aggregate number of shares of the Common Stock of the Issuer owned by Oakes, Fitzwilliams Executive Death Benefit & Retirement Scheme No. Two was 25,000 shares (0.08%).

     On April 30, 1997, Oakes, Fitzwilliams Executive Death Benefit & Retirement Scheme No. Two held warrants to purchase 75,000 warrants (0.24%) of the Common Stock of the Issuer.

     On November 14, 1997,Oakes, Fitzwilliams Executive Death Benefit & Retirement Scheme No. Two did not own any Common Stock of the Issuer.

     On November 14, 1997, Oakes, Fitzwilliams Executive Death Benefit & Retirement Scheme No. Two held warrants to purchase 75,000 warrants (0.24%) of the Common Stock of the Issuer.

     On November 14, 1997, Oakes, Fitzwilliams Executive Death Benefit & Retirement Scheme No. Two:

     (i) had sole power to vote and sole power to dispose of nil shares (0.00%) of the Common Stock of the Issuer

     (ii) had sole power to dispose of warrants to purchase 75,000 shares (0.24%) of the Common Stock of the Issuer; and

CUSIP NO: 591142104                                          Page 18 of 28 Pages

     (iii) would have, upon exercise of the warrants in full, sole power to vote and sole power to dispose of a net 75,000 shares (0.24%) of the Common Stock of the Issuer.


(c)  Purbrook Corporation
     --------------------


     On April 30, 1997, Purbrook Corporation held nil shares of the Common Stock of the Issuer.

     On April 30, 1997, Purbrook Corporation held warrants to purchase 680,000 warrants (2.18%) of the Common Stock of the Issuer.

     On November 14, 1997, Purbrook Corporation held nil shares of the Common Stock of the Issuer.

     On November 14, 1997, Purbrook Corporation held nil warrants of the Common Stock of the Issuer.

     On November 14, 1997, Purbrook Corporation had sole power to vote and sole power to dispose of nil shares and nil warrants to purchase shares (0.00%) of the Common Stock of the Issuer.


(d)  Oakes, Fitzwilliams & Co S.A.
     -----------------------------


     On April 30, 1997, Oakes, Fitzwilliams & Co S.A. held nil shares of the Common Stock of the Issuer.

     On April 30, 1997, Oakes, Fitzwilliams & Co S.A. held warrants to purchase 1,182,135 warrants (3.79%) of the Common Stock of the Issuer.

     On November 14, 1997, Oakes, Fitzwilliams & Co S.A. held nil shares of the Common Stock of the Issuer.

     On November 14, 1997, Oakes, Fitzwilliams & Co S.A. held warrants to purchase 1,182,136 warrants (3.76%) of the Common Stock of the Issuer.

CUSIP NO: 591142104                                          Page 19 of 28 Pages


     On November 14, 1997, Oakes, Fitzwilliams & Co S.A.:

     (i) had sole power to vote and sole power to dispose of nil shares (0.0%) of the Common Stock of the Issuer

     (ii) had sole power to dispose of warrants to purchase 1,182,136 shares (3.76%) of the Common Stock of the Issuer; and

     (iii) would have, upon exercise of the warrants in full, sole power to vote and sole power to dispose of a net 1,182,136 shares (3.76%) of the Common Stock of the Issuer.


(e)  Herbert Lee Oakes, Jr.
     ----------------------


     On April 30, 1997, Herbert Lee Oakes, Jr. held directly nil shares (0.0%) of the Common Stock of the Issuer.

     On April 30, 1997, Herbert Lee Oakes, Jr. held directly nil warrants to purchase shares (0.0%) of the Common Stock of the Issuer. During the period from April 30, 1997, to November 14, 1997, Herbert Lee Oakes, Jr. did not make any transactions in the securities of the Issuer.

     On November 14, 1997, Herbert Lee Oakes, Jr. had sole power to vote and sole power to dispose of nil shares and nil warrants to purchase shares (0.0%) of the Common Stock of the Issuer.


(f)  As a Group
     ----------


     On April 30, 1997, the aggregate number of shares of the Common Stock of the Issuer held (i) by the entities described in paragraphs (a) through (d) above but which Herbert Lee Oakes, Jr. was deemed to beneficially own within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934 as amended and (ii) held by Herbert Lee Oakes, Jr. directly as described in paragraph (e) above, totalled 2,070,635 shares (6.64%), which number includes the 2,045,635 shares (6.56%) of the Common Stock of the Issuer

CUSIP NO: 591142104                                          Page 20 of 28 Pages

     obtainable upon the exercise in full of all of the warrants held by Oakes, Fitzwilliams & Co Limited, Oakes, Fitzwilliams Executive Death Benefit & Retirement Scheme No. Two, Purbrook Corporation and Oakes, Fitzwilliams & Co S.A. as described above.

     On November 14, 1997, the aggregate number of shares of the Common Stock of the Issuer held (i) by the entities described in paragraphs (a) through (d) above but which Herbert Lee Oakes, Jr. was deemed to beneficially own within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934 as amended and (ii) held by Herbert Lee Oakes, Jr. directly as described in paragraph (e) above, totalled 1,396,022 shares (4.44%), which number includes the 1,378,136 shares (4.38%) of the Common Stock of the Issuer obtainable upon the exercise in full of all of the warrants held by Oakes, Fitzwilliams & Co Limited, Oakes, Fitzwilliams Executive Death Benefit & Retirement Scheme No. Two, and Oakes, Fitzwilliams & Co S.A. as described above.

     On November 14, 1997, the aggregate number of shares of the Common Stock and warrants to purchase shares of Common Stock of the Issuer (i) by the entities described in paragraphs (a) through (d) above but which Herbert Lee Oakes, Jr. was deemed to have sole power to vote and sole power to dispose of within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934 as amended and (ii) held by Herbert Lee Oakes, Jr. directly as described in paragraph (e) above was as follows:

     (i) sole power to vote and sole power to dispose of a net amount of 17,886 shares (0.06%) of the Common Stock of the Issuer;

     (ii) sole power to dispose of warrants to purchase a total of 1,378,136 shares (4.38%) of the Common Stock of the Issuer; and

     (iii) upon exercise of all of the warrants in full for a total of 1,378,136 shares (4.38%) of the Common Stock of the Issuer, sole power to vote and sole power to dispose of 1,396,022 shares (4.44%) of the Common Stock of the Issuer.

CUSIP NO: 591142104                                          Page 21 of 28 Pages


     The aggregate numbers of shares of the Common Stock of the Issuer shown in this Item 5 as held as a group is in all cases the net number resulting from the addition of the number of shares of the Common Stock of the Issuer held for investment and the number of shares of the Common Stock of the Issuer held for market-making purposes by the various entities and individual comprising the group.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer


     Herbert Lee Oakes, Jr. is the controlling shareholder of Oakes, Fitzwilliams & Co. Limited

     Herbert Lee Oakes, Jr. is the sole beneficiary of Oakes, Fitzwilliams Executive Death Benefit & Retirement Scheme No. Two.

     Sheila Oakes, the wife of Herbert Lee Oakes, Jr., is the indirect controlling shareholder of Purbrook Corporation.

     Sheila Oakes, the wife of Herbert Lee Oakes, Jr., is the indirect controlling shareholder of Oakes, Fitzwilliams & Co S.A.

     For purposes of Rule 13d-3, Herbert Lee Oakes, Jr is deemed to be the beneficial owner of, to have the right to vote or to direct the vote of, and to have the right to dispose or to direct the disposition of, all of the securities of the Issuer which are described in Item 5 above and are owned by Oakes, Fitzwilliams & Co Limited, Oakes, Fitzwilliams Executive Death Benefit & Retirement Scheme No. Two, Purbrook Corporation and Oakes, Fitzwilliams & Co. S.A.

     Herbert Lee Oakes, Jr. disclaims beneficial ownership of all of the securities of the Issuer reported in this Statement.

CUSIP NO: 591142104                                          Page 22 of 28 Pages

Item 7.    Material to be filed as Exhibits


     See Exhibit A - Joint Filing Agreement. The original copy of the Joint Filing Agreement among Oakes, Fitzwilliams & Co Limited, Oakes, Fitzwilliams Executive Death Benefit & Retirement Scheme No. Two, Purbrook Corporation, Oakes, Fitzwilliams & Co. S.A. and Herbert Lee Oakes, Jr. is attached to this Statement as Exhibit A.

Signature


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



     Dated:  ................................    ..............................
                                                 Herbert Lee Oakes, Jr.

CUSIP NO: 591142104                                          Page 23 of 28 Pages


                       Exhibit A - Joint Filing Agreement


     The undersigned hereby agree that Amendment No.3 to the Statement on
     Schedule 13D with respect to the shares of Common Stock, par value $0.10 per share, of Metalclad Corporation is, and any further amendments thereto executed on behalf of each of us by Herbert Lee Oakes, Jr. shall be, filed on behalf of each of us by Herbert Lee Oakes, Jr. pursuant to and in accordance with the provisions of Rule 13d-1(f) under the Securities Exchange Act of 1934 as amended.

     This Agreement may be executed in separate counterparts by each of the undersigned, each of which counterparts shall be an original but all of which, taken together, shall constitute but one and the same instrument. It shall not be necessary that each of the undersigned sign any one counterpart.


Dated as of
November 14, 1997        Oakes, Fitzwilliams & Co. Limited


                         By:     .........................................


                         Name:   .........................................


                         Title:  .........................................


Dated as of
November 14, 1997        Oakes, Fitzwilliams Executive Death
                           Benefit & Retirement Scheme No. Two

                         By:     .........................................

                         Name:   .........................................

                         Title:  .........................................

CUSIP NO: 591142104                                          Page 24 of 28 Pages

Dated as of
November 14, 1997        Purbrook Corporation


                         By:     .........................................

                         Name:   .........................................

                         Title:  .........................................


Dated as of
November 14, 1997        Oakes, Fitzwilliams & Co S.A.


                         By:     .........................................

                         Name:   .........................................

                         Title:  .........................................


Dated as of
November 14, 1997        Herbert Lee Oakes, Jr.


                         .........................................

CUSIP NO:591142104                SCHEDULE 1                Page 25 of 28 Pages



   Item       Date        Group     Group     No. of      No. of        Price
                          Member    Member    Shares     Warrants
                          Buyer     Seller

      1    21-May-97                OFCO       2,000                    1.250
      2    21-May-97      OFCO      OFCP       2,000                    1.250
      3    22-May-97                OFCO        8000                    1.250
      4    22-May-97      OFCO      OFCP        8000                    1.250
      5     5-Jun-97                OFCO        5000                    1.250
      6     5-Jun-97                OFCO        5000                   1.3125
      7     5-Jun-97      OFCO      OFCP       10000                  1.28125
      8     6-Jun-97      OFCO      OFCP        5000                   1.3125
      9     6-Jun-97                OFCO        5000                   1.3125
     10    15-Jul-97      OFCO                  5000                      1.5
     11    15-Jul-97                OFCO        5000                      1.5
     12    15-Jul-97      OFCO                               5000         0.2
     13    28-Jul-97                OFCO       30000                   1.4375
     14    28-Jul-97      OFCO                 50000                      1.5
     15    28-Jul-97                OFCO                    50000         1.5
     16     6-Aug-97                OFCO       20000                   1.4375
     17     6-Aug-97                OFCO       10000                  1.46875
     18     7-Aug-97      OFCO                 50000                      1.5
     19     7-Aug-97                OFCO                    50000         1.5
     20    11-Aug-97                OFCO       10000            0      1.4375
     21    11-Aug-97                OFCO       10000            0         1.5
     22    11-Aug-97                OFCO       10000            0      1.5625
     23    11-Aug-97                OFCO       10000            0      1.5625
     24    11-Aug-97                OFCO       25000            0      1.5625
     25    11-Aug-97                OFCO       25000            0       1.625
     26    11-Aug-97                OFCO       25000            0       1.875
     27    12-Aug-97                OFCO        5000            0      1.8125
     28    12-Aug-97                OFCO       20000            0      1.6875
     29    13-Aug-97                OFCO       35000            0         1.5
     30    14-Aug-97                OFCO       27500            0         1.5
     31    18-Aug-97      OFCO                  1000            0      1.4375
     32    18-Aug-97      OFCO                     0         1000        0.05
     33    18-Aug-97                OFCO       12500            0      1.4375

CUSIP NO:591142104                SCHEDULE 1                Page 26 of 28 Pages



   Item       Date        Group     Group     No. of      No. of        Price
                          Member    Member    Shares     Warrants
                          Buyer     Seller

     34    18-Aug-97                OFCO       25000            0         1.5
     35    18-Aug-97                OFCO        1000            0      1.4375
     36    18-Aug-97                OFCO       25000            0         1.5
     37    18-Aug-97      OFCO                 28645            0      1.4875
     38    18-Aug-97      OFCO                  2605            0      1.4875
     39    19-Aug-97      OFCO                 14000            0       1.525
     40    19-Aug-97      OFCO                     0       100000        0.05
     41    19-Aug-97      OFCO                     0         7000        0.05
     42    19-Aug-97                OFCO       25000            0       1.525
     43    19-Aug-97                OFCO       20000            0      1.5625
     44    19-Aug-97      OFCO                 14205            0       1.549
     45    19-Aug-97      OFCO                  1295            0       1.549
     46    20-Aug-97      OFCO                 18350            0     1.46875
     47    20-Aug-97      OFCO                  1650            0     1.46875
     48    20-Aug-97                OFCO       10000            0      1.4375
     49    20-Aug-97                OFCO       10000            0      1.4375
     50    20-Aug-97                OFCO       20000            0         1.5
     51    21-Aug-97      OFCO                   850            0      1.4375
     52    21-Aug-97      OFCO                  9150            0      1.4375
     53    21-Aug-97                OFCO       10000            0      1.4375
     54    21-Aug-97                OFCO       10000            0      1.4375
     55    22-Aug-97      OFCO                 22900            0      1.4375
     56    22-Aug-97      OFCO                  2100            0      1.4375
     57    22-Aug-97                OFCO       25000            0      1.4375
     58    25-Aug-97                OFCO       25000            0      1.4375
     59    26-Aug-97      OFCO      OFSA      314300            0     1.53225
     60    26-Aug-97      OFCO      OFSA       87836            0         1.4
     61    27-Aug-97                OFCO       10000            0      1.4375
     62    27-Aug-97      OFCO                  4580            0      1.4375
     63    27-Aug-97      OFCO                   420            0      1.4375
     64    27-Aug-97      OFCO                  8500                      1.5
     65    27-Aug-97                OFCO                     8500         1.5

CUSIP NO:591142104                SCHEDULE 1                Page 27 of 28 Pages



   Item       Date        Group     Group     No. of      No. of        Price
                          Member    Member    Shares     Warrants
                          Buyer     Seller

     66    28-Aug-97                OFCO       15000            0      1.4375
     67    28-Aug-97      OFCO                  6875            0      1.4375
     68    28-Aug-97      OFCO                   625            0      1.4375
     69    29-Aug-97      OFCO                 11460            0      1.4375
     70    29-Aug-97      OFCO                  1040            0      1.4375
     71    29-Aug-97                OFCO       25000            0      1.4375
     72     2-Sep-97                OFCO       25000            0      1.4375
     73     2-Sep-97                OFCO       10000            0      1.4688
     74     2-Sep-97      OFCO                 16040            0      1.4378
     75     2-Sep-97      OFCO                  1460            0      1.4378
     76     4-Sep-97      OFCO                  8000            0      1.4375
     77     4-Sep-97      OFCO                     0         8000        0.05
     78     4-Sep-97                OFCO        8000            0      1.4375
     79     4-Sep-97      OFCO                 19250            0      1.4375
     80     4-Sep-97      OFCO                  1750            0      1.4375
     81     4-Sep-97                OFCO       42000            0      1.4375
     82     5-Sep-97                OFCO        5000            0      1.4375
     83     5-Sep-97      OFCO                  2500            0      1.4375
     84    11-Sep-97                OFCO        5000            0     1.46875
     85    11-Sep-97      OFCO                  2000            0      1.4387
     86    11-Sep-97      OFCO                   500            0      1.4387
     87    12-Sep-97                OFCO        5000            0     1.46875
     88    12-Sep-97                OFCO       10000            0      1.4375
     89    12-Sep-97      OFCO                  6875            0      1.4379
     90    12-Sep-97      OFCO                   625            0      1.4379
     91    16-Sep-97      OFCO                  6875            0      1.4375
     92    16-Sep-97      OFCO                   625            0      1.4375
     93    16-Sep-97                OFCO       15000            0      1.4375
     94    24-Sep-97      OFCO                 14000            0      1.3125
     95    24-Sep-97      OFCO                     0        14000        0.05
     96    24-Sep-97                OFCO       14000            0      1.3125
     97    24-Sep-97      OFCO                     0        35000        0.05

CUSIP NO:591142104                SCHEDULE 1                Page 28 of 28 Pages



   Item       Date        Group     Group     No. of      No. of        Price
                          Member    Member    Shares     Warrants
                          Buyer     Seller

     98    30-Sep-97                OFSA           0        84300         1.5
     99    30-Sep-97                OFSA           0       230000         1.5
    100    30-Sep-97                OFSA           0        87836         1.5
    101    30-Sep-97      OFSA                402136            0         1.5
    102    30-Sep-97      OFSA                     0       402136         1.5
    103    30-Sep-97      OFSA                     0            1           0
    104     9-Oct-97                OFCO           0        14000      0.0700
    105     9-Oct-97                OFCO           0        35000      0.0700
    106    27-Oct-97                OFCO        5000            0      1.3125
    107    28-Oct-97                OFCO       15000            0      1.3125
    108    29-Oct-97                OFCO        5000            0      1.3125
    109     3-Nov-97                OFCO        5000            0      1.2500
    110     3-Nov-97                OFCO       25000            0      1.1875
    111     3-Nov-97      OFCO                 30000            0      1.1979
    112     4-Nov-97                OFCO       10000            0      1.1875
    113     4-Nov-97                OFCO        2500            0      1.2188
    114     4-Nov-97      OFCO                 20000            0      1.1875
    115     5-Nov-97                OFCO        7500            0      1.2188
    116     5-Nov-97                OFCO       25000            0      1.2012
    117    12-Nov-97      OFCO                  5000            0      1.1875
    118    14-Nov-97                PURB           0       680000      0.0100